Exhibit 99.10

Date: 1 February 2020

The Board of Directors

Topsheen Shipping Group Limited

德運船務集團有限公司

(the “Corporation”)

Dear Sirs

RESIGNATION AS CONSULTANT

Pursuant to Article 3(5) of the Consulting and Cooperation Agreement dated 1 March 2019, I hereby give one (1) month notice to the Corporation in respect of my resignation as Consultant of the Corporation. Accordingly, my last date of service will be on 1 March 2020. I have no claim against the Corporation in respect of fees, remuneration, expenses, compensation for loss of office or otherwise.

Yours sincerely,

/s/ Zhu Muchun
Zhu Muchun